
OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

THE COMPANY

1. Name of issuer: GreenZone Pharms LLC

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:

   ☐ Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   ☐ Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   ☐ Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   ☐ Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   ☐ Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   ☐ Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No



Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

IRECTORS OF THE COMPANY

4.   Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Daniel Marlow   Dates of Board Service: 04/08/18 - current

Principal Occupation: CEO
Employer: GreenZone Pharms LLC   Dates of Service: 04/08/18 - current
Employer's principal business: production and marketing of CBD

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

No other positions held.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

        Employer: Starpoint Digital Inc
        Employer's principal business: telecommunications
        Title: CEO   Dates of Service: 01/2004-current
        Responsibilities: management

        Employer: CCM Net Inc
        Employer's principal business: telecommunications
        Title: CEO   Dates of Service: 01/1995-2004
        Responsibilities: management

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name:
        Daniel Marlow
Title: CEO   Dates of Service: 04/08/18 - current
Responsibilities: management

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

No other positions held.

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

        Employer: Starpoint Digital Inc
        Employer's principal business: telecommunications
        Title: CEO   Dates of Service: 01/2004-current



OFFERING STATEMENT

Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**

Responsibilities: management

Employer: CCM Net Inc
Employer's principal business: telecommunications
Title: CEO Dates of Service: 01/1995-2004
Responsibilities: management

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
Daniel Marlow		**100%**

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.



Greenzone Pharms llc.
Business Plan



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Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**



Executive Summary

Greenzone Pharms llc. is a completely vertically integrated hemp industry company that operates with licenses in both Illinois and Wisconsin. Greenzone intends to penetrate into the US hemp industry from cultivation to consumer branded goods. The Gz Family of products include farm operation consulting, cloning, cultivation as well as Processing and brand development. We are a full service hemp company with both a Hemp Farm in Wisconsin, a Processing facility located in Illinois, in addition we operate a formulation and testing lab along with a CBD Distribution network.

Main Goals

- Operate and grow our hemp cultivation operation, production in the state of Wisconsin and Illinois.
- To build and market our recognizable brand in a rapidly growing industry.
- To be fully compliant with all state and local municipalities and expand our national distribution network.
- Expansion as the federal laws evolve to the benefit of the hemp CBD industry.
- Supply the Gold Standard in CBD products within the US Hemp Eco space.



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Mission

- Greenzone products include, white label/private label manufacturing, raw materials, tinctures, vape juice, carts, crude, distillate, isolate, bath bombs, lotions, designer encapsulation of gelatine and vegan capsuled products.

Location

Our Hemp Farm is located in Monroe Wisconsin
Our CO2 Extraction facility located in Schaumburg Illinois







Menlo Park
Quarry Rd
Palm Dr

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Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000



OUR SERVICES

- **Cultivate hemp**
- **Co2 Supercritical Extraction of CBD from hemp**
- **Formulation of hemp derived CBD products.**
- **Tinctures, vape juice, carts, crude, distillate, isolate, bath bombs, lotions, white label, private label manufacturing.**



Four Fastest Growing CBD Complanies…

1. **Charlotte's Web** CW HEMP CHARLOTTE'S WEB by the Stanley Brothers

2. **CV Sciences** CV SCIENCES

3. **Elixinol Global**

4. **Ecofibre**

Hemp CBD Market 22 billion by 2022

CBD Compound Annual Growth Rate



Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**



INDUSTRY OUTLOOK

2018	$22B	13.7%	100,000+	62%
The 2018 Farm Bill has restored industrial hemp and all products derived from hemp to nationwide legal production for the first time since World War II.	Industrial Hemp Market To Reach USD 22 Billion By 2022	CAGR of 13.7% by 2020	More than 100,000 people is engaged in this industry	62% of Americans favor industrial hemp Over other types of natural relief

SUCCESS



Sales of hemp-based products in the United States in 2018 and 2022, by product category (in million U.S. dollars)



1 500
1 250
1 000
750
500
250
0
Sales in million U.S. dollars
390
1 229
177
588
198
259
150
212
119
183
47
54
17
23
Hemp-derived CBD
Industrial applications
Personal care
Food
Consumer textiles
Supplements
Other consumer products



OFFERING STATEMENT
1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**



Distribution of hemp product sales value in the United States in by category below.



Personal care
24%
Food
19%
Hemp CBD
19%
Industrial applications
18%
Consumer textiles
14%
Supplements
4%
Other consumer products
2%
0%
5%
10%
15%
20%
25%
30%
Share of sales

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Hemp Industry in USA

The Hemp Industries Association (HIA) reported total U.S. retail sales of hemp products of nearly $700 million in 2016. HIA claims that U.S. hemp retail sales have increased by about 10% to more than 20% annually since 2011. Much of this growth is attributable to sales of hemp-based body products, supplements, and foods. Combined, these categories accounted for more than two-thirds of the value of U.S. retail CBD sales in 2016.

According to a new report "Global State Of Hemp: 2019 Industry Outlook" from New Frontier Data, U.S. sales of hemp products estimated at about $1 billion in 2018, are projected to grow 27% annually to reach $22 billion by 2022.

Hemp imports to the United States – consisting of hemp seeds and fibers often used as inputs for use in further manufacturing – totaled $67.3 million in 2017, 57% decrease in seed imports from the previous year, and the first half of 2018 puts the import market on pace for a 20% decrease. This downward trend is expected to continue as the U.S. hemp market continues to mature and expand.

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pg. 7



FP: truCrowd

Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**



2018 Farm bill makes makes all products derived from HEMP legal.

STATES
WHERE CBD
OIL IS LEGAL



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Target customer

Targeted Customer

Our customers can be categorized into the following

- Households/Consumer
- Corporate Executives
- Business People
- Elderly people (FAST GROWING SECTOR)
- Sports med for both Men and Women
- Students with busy schedules
- Middle aged people – who are usually working and experiencing stress at work.
- PET CBD products for dogs, cats, horses etc. (FAST GROWING SECTOR)

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pg. 8


OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000



Number of farm acres used for hemp cultivation in USA

Overall hemp acreage reached 78,176 in 2018 recording a tripling of land under hemp from 25,713 in 2017, with the total number of hemp growing states up to 23 from 19 states, according to the American hemp advocacy group Vote Hemp. The total number of hemp licenses more than doubled, from 1,456 in 2017 to 3,546 in 2018. More universities also got involved with hemp research.



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SWOT Analysis

S Strength	**W** Weakness	**O** Opportunities	**T** Threats
• Extensive industry knowledge	• Product liability / legal issues	• High growth industry	• FDA over Regulation
• Proven, disciplined management team	• Enhanced risk of banking / financial	• Growing interest and demand for hemp / CBD products	• Possible hemp law changing
• The ability to scale rapidly as sales increase being vertically integrated	• Lack in professional workforce for a hemp industry	• Trend toward greater CBD regulations, including the use of hemp CBD products	• Indicators of a slowed global economy
• Existing Client List.		• Global Market	• Large companies entering the market

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OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000



Why go Vertical ?

FROM SOIL TO SHELF – WE DO IT ALL



Hemp Farm Grow

Co2 Extraction

Sell Market Brand

Hemp Product Manufacturer	Hemp Cultivation and Cloning	Hemp Private/white label manufacturi

□ **No pesticides are used in growing Greenzone Hemp. We are grown Organically. And we Extract using Co2, the Gold Standard in Oil.**

□ **Our Hemp Extract products are 100% legal to ship across state lines as it contains less than 0.3% THC. Our hemp is 3rd party Lab Tested and State regulated.**

□ **Greenzone hemp has virtually no high causing THC, only trace amounts are included providing in certain products and are strictly medical grade products.**

□ **Impact Zones – we are well positioned to operate in all targeted impact zones**

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OUR GOAL & YOUR INVESTMENT

VISION:
Green zone is executing an aggressive hemp business expansion plan on the cusp of the hemp CBD industry explosion. We will use the $2 millon investment to expand our Distribution, Marketing and Production facility capacity for huge market expansion.

Management team

- Greenzone will be operated and managed by the following Employers & employees
- CEO Chief Officer
- Administration Director
- New Business Development Director
- Operations Manager COO
- 2 x Lab Technicians
- 2 x Packaging, distribution and fulfillment
- 5-7 person sales team.

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Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**



Sales growth & Net Profit 3 year forecast.

3 YEAR SALES SUMMARY	Year 1	Year 2	Year 3
Total Sales	$557,099	$1,000,471	$1,882,259
Total Expenses	$642,533	$955,709	$1,528,613
NET PROFIT	**($85,734)**	**$44,761**	**$353,645**



Profit & Loss forecast
$2,000,000
$1,500,000
$1,000,000
$500,000
$0
$'(500,000)
$557,099
$1,000,471
$1,882,259
$334,260
$600,282
$1,129,355
$642,533
$955,709
$1,528,613
$'(85,434)
$44,761
$353,645
Total Revenue
Gross Margin
Total Expense
Net profit
Year-1 Year-2 Year-3

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16

Thank You

gz@ync.net
630-674-7551



Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8.   Discuss the material factors that make an investment in the issuer speculative or risky:

We compete with other companies.
A number of competitors exist in the emerging hemp industry. As more states start their hemp programs more companies and farms come in. We have already seen volatility in the pricing of hemp and its raw materials. And some largely funded marketing companies have also entered the space. We are determined to compete and become an industry leader but there is risk in competing with so many company's in the Industrial hemp and CBD Space.

We could become subject to regulation.
Hemp is regulated on the state and federal level. From USDA to FDA to State Agriculture departments many regulating bodies have or are in the process of chiming in and adding their rules. Thus far Industrial hemp and CBD is very not regulated but regulation is coming and should be a good thing for the industry. But there is always the risk that a regulation can cause limiting factors including financial limits or inability to compete with a possible new regulation being added.

As a new company we have a limited operating history.
The Company was organized on October 27, 2012. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business and have not yet commenced full-scale operations. Accordingly, we are in the initial revenue phase, and our activities to date have involved research and development, business planning, market testing and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by pre-revenue companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute our business plan, and our business could fail. Investors could therefore be at risk of losing their investment.

Projections are speculative and are based upon a number of assumptions.
Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local, regional and international economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the development, marketing, sales and distribution of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with

FP: truCrowd



Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Shares. If our future projections end up being significantly different than currently projected, our business could be greatly impacted. Our business therefore may not be able to sustain itself without the projected future revenues. The business could be at risk of closing, and investors may therefore be at risk of losing their investments.

Our efficiency may be limited while our current employees and future employees are being integrated into our operations.
In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. If this business cannot effectively hire employees to help the company grow, the business could be at risk overall of not succeeding, and investors therefore may be at risk of losing their investment.

The Company may not reach its sales goals.
The Company has forecasted its capitalization requirements based on sales goals and cost containment measures; any reduction to these forecasts could make it difficult for the company to achieve its projected growth, which would affect available cash and working capital, ultimately affecting the Company's financial condition. This could put the investor at risk of losing their investment.

Many of our competitors have greater brand recognition and greater financial, marketing and other resources.
Many of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. If the Company cannot break through and compete successfully, investors may be at risk of losing their investment.

Business may not grow as planned.
The Company's ability to penetrate and expand markets for its products is dependent on its ability to maintain successful relationships with distributors and retailers. The Company's product will represent a small portion of any one of the distributors and retailers product line and the Company will be limited in its ability to incentivize and motivate distributors and retailers to manage and sell the Company's product vs. the potential resources of competitors. Beyond the Company's limited financial means to incentivize distributors and retailers, other external factors such as the level of demand, product pricing and production levels will affect the level of distribution. All of these factors with play a key role in the success of the Company, and if the business does not grow as planned, investors could be at risk of losing their investment due to the potential unsuccessful nature of the Company.

Future capital needs; Dilution.
The Company believes that the net proceeds of the Offering will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, even if it sells all. Nevertheless, in the event that additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long term capital requirements, the Company may be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then shareholders could be diluted. Dilution of ownership percentages may also occur as a result of equity securities issued pursuant to possible sales or grants to existing shareholders, officers, managers, consultants, advisors, and/or employees.



OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

Additional unforeseen risks.

In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Shares bears the risk of a complete and total loss of his/her/its investment.

THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. We cannot guaranty success, return on investment, or repayment of loans.

Please only invest what you can afford to lose.

THE OFFERING

9.   What is the purpose of this offering?

        Raising capital for expansion

10.   How does the issuer intend to use the proceeds of this offering?

	If Target Offering Amount Sold	If Maximum Offering Amount Sold
Total Proceeds	$10,000	$1,070,000
Less: Offering Expenses (FP Fees)	$1,000	$107,000
Net Proceeds	$9,000	$963,000
Use of Net Proceeds		
Staffing	$2,700	$288,900
Inventory	$900	$96,300
Equipment	$900	$96,300
Marketing and Advertising	$2,700	$288,900
Operating Expenses	$1,800	$192,600
Total Use of Net Proceeds	$9,000	$963,000

11.   How will the issuer complete the transaction and deliver securities to the investors?

        The Company has set a minimum offering proceeds figure (the "minimum offering proceeds") for this Offering of $10,000. After the Minimum Offering Proceeds, have been reached, and the company decides to close the offerings, the company will engage a Stock Transfer Agent to transfer the Securities to the newly acquired security holders.



OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

12.   How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13.   Describe the terms of the securities being offered.

Security offered for sale: Revenue Participation

TARGET number of Units of REVENUE PARTICIPATION	1,000
Maximum number of Units of REVENUE PARTICIPATION	107,000
Purchase price per UNIT	$10
Minimum UNITS per investor	20
Offering Gross Revenue Participation Percentage	10%
Repayment Multiple*	3X
Measurement Period Start	1/1/2020
Measurement Period END	12/31/2059

*Those with voting rights within the company may exercise the option to buy the securities offered back in accordance with the **Revenue Participation Rights Agreement** Section 2.1 "Buy-Back Option", which will give the investor the equivalent of a 5X repayment multiple.

14.   Do the securities offered have voting rights? ☐ Yes ☑ No



OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

15.   Are there any limitations on any voting or other rights identified above? ☐ Yes ☑ No

16.   How may the terms of the securities being offered be modified?

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

    (1)   to the issuer;
    (2)   to an accredited investor;
    (3)   as part of an offering registered with the U.S. Securities and Exchange Commission; or
    (4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17.   What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

      Issuer has no other outstanding securities.

18.   How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

      The holders of voting securities may exercise the option buy the securities offered back in accordance with the **Revenue Participation Rights Agreement** Section 2.1 "Buy-Back Option".

19.   Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☑ No

20.   How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

      The holders of voting securities may exercise the option buy the securities offered back in accordance with **Revenue Participation Rights Agreement** Section 2.1 "Buy-Back Option".



OFFERING STATEMENT
1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.



Low Bound
$ 4,691,000
Pre-money valuation
$ 5,296,255
High Bound
$ 5,902,000
5 Valuation Methods
$ 6,544,654
Scorecard
$ 5,478,667
Checklist
$ 6,483,934
Venture Capital
$ 1,536,771
DCF with LTG
$ 8,289,414
DCF with Multiples
Method weights
6%
6%
16%
36%
36%

The weights for the above mentioned valuation methods are: Scorecard (6%), Check-list (6%), Venture Capital (16%), DCF- Long Term Growth (36%), and DCF with Multiples (36%).



FP: truCrowd

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**

Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

The full valuation report (17 pages) is part of this offering and is to be found in the Offering's Documents Section.

The valuation was calculated at pre-money **$5,296,255.**

The company has elected to go with a slightly more conservative pre-money valuation of **$5,000,000.**

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to purchasers associated with corporate actions including:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.
- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.
- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.
- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the



FP: truCrowd

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Dan Marlow – Sole Member	$206,741	AFR (Applicable Federal Rate)	On demand	none

25. What other exempt offerings has the issuer conducted within the past three years?

No other exempt offerings were conducted by the issuer within the past three years

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the issuer;
(2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
(4) any immediate family member of any of the foregoing persons.

No 4(a)(6) offerings during the preceding 12 months by the above persons.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

10 months in business with $120,000 in sales. Has raw material ready for processing.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:



Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**

REVIEWED CONSOLIDATED FINANCIAL STATEMENTS

Greenzone Pharms, LLC.
Years Ended December 31, 2019 and 2018
With Independent Accountant's Review Report



Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**

Greenzone Pharms, LLC.
Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

Contents



FP: truCrowd

Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

Fiona Hamza, CPA
Email: fhamzacpa@outlook.com
Ph: 502 396 1855

Accounting Services

Independent Accountant's Review Report

The Board of Directors
Greenzone Pharms, LLC.
Monroe, WI

I have reviewed the accompanying consolidated financial statements of Greenzone Pharms, LLC., which comprises of the balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of income, changes in members' equity, and cash flows for the years then ended and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the Financial Statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these Financial Statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of Financial Statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the Consolidated Financial Statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying Consolidated Financial Statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying balance sheet does not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Fiona Hamza, CPA

Plano, Texas
January 16, 2020

FP: truCrowd



Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

GREENZONE PHARMS

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**

(This page intentionally left blank.)



Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**

Greenzone Pharms, LLC.

Consolidated Balance Sheets

	December 31, 2019	December 31, 2018
Assets		
Current assets:		
Cash and cash equivalents	**$ 470**	$ -
Accounts receivable	**13,835**	-
Total current assets	**14,305**	-
Farm and Buildings	**96,166**	96,166
Farm and Lab equipment	**152,387**	98,495
Auto	**3,000**	3,000
Less: Accumulated Depreciation	**(21,346)**	(2,101)
Net fixed assets	**230,207**	195,560
Security Deposit- Rent	**1,536**	1,536
Total assets	**$ 246,048**	$ 197,096
Liabilities and Members' Equity		
Current liabilities:		
Accrued expenses	**710**	378
Interest payable	**13,847**	5,091
Total current liabilities	**14,557**	5,469
Total long-term liabilities	**-**	-
Total liabilities	**14,557**	5,469
Members' equity:		
Dan Marlow	**7,035**	7,035
Loan payable to shareholder	**206,741**	197,661
Retained deficit	**17,715**	(13,069)
Total Members' deficit	**231,491**	191,627
Total liabilities and Members' deficit	**$ 246,048**	$ 197,096

See Independent Accountant's Review Report.



OFFERING STATEMENT

Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**

Greenzone Pharms, LLC.

Consolidated Statements of Operations

	December 31, 2019	December 31, 2018
Revenue		
Product income	**$ 128,889**	$ -
Sales Commission	**(7,684)**	-
Net revenues	**121,205**	-
Expenses:		
Bank charges	**35**	-
Depreciation expense	**19,245**	2,101
Equipment rental	**23,000**	-
Farm supplies	**1,034**	800
Insurance expense	**2,100**	525
Lab expenses	**865**	-
Lab technician	**5,834**	-
Property taxes	**710**	295
Plants purchased	**-**	1,029
Rent and Lease	**20,142**	1,536
Repairs	**350**	-
Start up costs	**-**	130
Utilities	**3,259**	1,562
Total operating expenses	**76,574**	7,978
Operating income (loss)	**44,631**	(7,978)
Other expense		
Interest expense	**13,847**	5,091
Net income (loss)	**$ 30,784**	$ (13,069)

See Independent Accountant's Review Report.



FP: truCrowd

Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**

Greenzone Pharms, LLC.

Consolidated Statements of Changes in Members' Equity

	Dan Marlow	Loan payable to Member	Retained Equity	Total
Balance at December 31, 2017	$ -	$ -	$ -	$ -
Members Investment	7,035	-	-	7,035
Net Loss	-	-	(13,069)	(13,069)
Loan payable to member	-	197,661	-	197,661
Balance at December 31, 2018	**$ 7,035**	**$ 197,661**	**$ (13,069)**	**$ 191,627**
Members Investment	-	-	-	-
Net income	-	-	30,784	30,784
Loan payable to member	-	9,080	-	9,080
Balance at December 31, 2019	**$ 7,035**	**$ 206,741**	**$ 17,715**	**$ 231,491**

See Independent Accountant's Review Report.

6



Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

GREENZONE PHARMS

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

Greenzone Pharms, LLC.

Consolidated Statements of Cash Flows

	December 31, 2019	December 31, 2018
Operating activities		
Net income (loss)	$ **30,784**	$ (13,069)
Add: depreciation expense	**19,245**	2,101
Increase in Security deposit	**-**	(1,536)
Increase in accounts receivable	**(13,835)**	-
Increase in accrued expenses	**332**	378
Increase in interest payable	**8,756**	5,091
Net cash Provided (used) by operating activities	**45,282**	(7,035)
Investing activities		
Fixed assets	**(53,892)**	(197,661)
Net cash used in investing activities	**(53,892)**	(197,661)
Financing activities		
Proceeds from capital contribution	**-**	7,035
Proceeds from member's loan	**9,080**	197,661
Net cash provided by financing activities		
Net (decrease) increase in cash and cash equivalents	**470**	-
Cash and cash equivalents at beginning of year	**-**	-
Cash and cash equivalents at end of year	$ **470**	$ -
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ **5,091**	-
Cash paid for income taxes	**-**	-

See Independent Accountant's Review Report.



Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

Greenzone Pharms, LLC.

Notes to Consolidated Financial Statements
December 31, 2019

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Greenzone Pharms llc., a development stage company, is a completely vertically integrated hemp industry company that operates with licenses in both Illinois and Wisconsin. The Consolidated Financial Statements of Greenzone Pharms, llc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Greenzone intends to penetrate into the US hemp industry from cultivation to consumer branded goods. Their Family of products include farm operation consulting, cloning, cultivation as well as Processing and brand development. We are a full service hemp company with both a Hemp Farm in Wisconsin, a Processing facility located in Illinois, in addition we operate a formulation and testing lab along with a CBD Distribution network. Our products include, white label/private label manufacturing, raw materials, tinctures, vape juice, carts, crude, distillate, isolate, bath bombs, lotions, designer encapsulation of gelatin and vegan capsuled products.

Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, FDA over Regulation, enhanced risk of banking, financial funding, possible hemp law changing, lack in professional workforce for a hemp industry, competition from large companies entering the market, and product liability issues. These adverse conditions could affect the Company's financial condition and the results of its operations.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary- GZ Scientific, Inc. Intercompany accounts and transactions have been eliminated in consolidation.

See Independent Accountant's Review Report.



FP: truCrowd

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

Greenzone Pharms, LLC.

Notes to Consolidated Financial Statements (continued)
December 31, 2019

Use of estimates

The preparation of Consolidated Financial Statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line mid-month convention method over the estimated useful lives of the assets, which for farm buildings ranges from 15-20 years, for farm and lab equipment, furniture and fixtures, auto and most computer equipment ranges primarily from three to ten years.

Any assets less than thousand dollars are expensed. In addition, repairs and maintenance performed on equipment or software are expensed as incurred.

Cash and Cash Equivalents

Cash equivalents consist primarily of short-term investments in overnight money market funds.

Accounting Method

The Company's Consolidated Financial Statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets.

Income Taxes

The Company is taxed as a partnership. Under these provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

See Independent Accountant's Review Report.



FP: truCrowd

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

Greenzone Pharms, LLC.

Notes to Consolidated Financial Statements (continued)
December 31, 2019

2. Membership Units

The relative rights, powers, preferences, qualifications, limitations, and restrictions of the Common Stock, are as follow:

Each unit is entitled to one vote. 100% of membership units are owned by the founder of the company.

3. Loan Payable to Members

From time-to-time, the Company's founding member advances the company funds or incur expenses on the Company's behalf. These advances are considered short-term, due on demand.

4. Commitments and Contingencies

Company has a lease agreement for facility. A summary of the lease commitments under non-cancelable operating lease at December 31, 2019, is as follows:

Year ending December 31:	
2020	20,142
2021	20,142
	$ 40,284

5. Subsequent Events

Management has evaluated subsequent events through January 16, 2020, the date on which the Consolidated Financial Statements were available to be issued. There have been no other events or transactions during this time which would have a material effect on these Consolidated Financial Statements.

See Independent Accountant's Review Report.


OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000



OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    (i)   in connection with the purchase or sale of any security? ☐ Yes ☑ No

    (ii)   involving the making of any false filing with the Commission? ☐ Yes ☑ No

    (iv)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i)   at the time of the filing of this offering statement bars the person from:

        (A)   association with an entity regulated by such commission, authority, agency or officer?
            ☐ Yes ☑ No

        (B)   engaging in the business of securities, insurance or banking?
            ☐ Yes ☑ No

        (C)   engaging in savings association or credit union activities?
            ☐ Yes ☑ No

    (ii)   constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:



OFFERING STATEMENT

	# Of Units	Total Proceeds	Net Proceeds
1,000 Revenue Participation Units at $10.00 per Unit			
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

(i)   suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

(ii)   places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

(iii)   bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5)   Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i)   any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

(ii) Section 5 of the Securities Act? ☐ Yes ☑ No

(6)   Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7)   Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8)   Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31.   In addition to the information expressly required to be included in this Form, include:

(1)   any other material information presented to investors; and

(2)   such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.



OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

No other material information.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than: April 15

(120 days after the end of each fiscal year covered by the report).
Once posted, the annual report may be found on the issuer's website at: https://spectra-hemp.com/

_____

The issuer must continue to comply with the ongoing reporting requirements until:

(1)   the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3)   the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
(4)   the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   the issuer liquidates or dissolves its business in accordance with state law.

<p style="text-align:center">*   *   *   *   *</p>

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss,
77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§ 240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1) Is current in filing its ongoing annual reports required pursuant to § 227.202 of this

chapter;

(2) Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year;
and



OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

(3) Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days



OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

Revenue Participation Rights Agreement

THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

Revenue Participation Rights Agreement (REV-SHARE)

For each Class A Revenue Share Unit purchased by the Investor, Issuer hereby agrees to pay to the Investor, one RevShare. Payments of the RevShare will be made pursuant to the RevShare Process & Terms.

This Revenue Participation Rights Agreement is herein referred to as the "Agreement."

Investor: _____ is herein referred to as the "Investor". Investor is a resident of _____ residing at _____. (Soc. Sec. / Taxpayer ID: _____)

Issuer: _____ is herein referred to as the "Issuer". Issuer is an _____ corporation whose registered agent address is: _____.

· **Number of Units to Investor:** Issuer hereby issues _____ Class A Revenue Share Unit(s) to Investor in return for the payment of the principal sum of $_____ ($10.00 per Class A Revenue Share Unit).

· **Offering Metrics:**
o Total Number of Class A Revenue Share Units in the Defined Offering is _____ which is herein referred to as the "Offering Total Unit Count".
o The "Offering Gross Revenue Participation Percentage" 10%
o The "Measurement Period" is that period of time commencing on 1/1/2020 and ending on 12/31/2059
o The "Repayment Multiple" is 3x
o The "Total Per Unit Defined Return" is $30.00

1. **Calculation of Each RevShare.** Each RevShare shall be calculated as follows:
   · Each RevShare = (1/ Offering Total Unit Count) x "Issuer Gross Revenue" during the Measurement Period x "Offering Gross Revenue Participation Percentage"
   · Notwithstanding the above, or anything else to the contrary, the value to the RevShare shall in no event exceed the Total Per Unit Defined Return.

For purposes of this Agreement, "Issuer Gross Revenue" shall mean the issuer's gross revenue as reported to the IRS pursuant to its Federal Income Tax filings.

2. **Annual Payment of RevShares.** On or before March 20 of every year, for each of the Class A Revenue Share Unit(s) purchased by Investor hereunder, Issuer will calculate for the prior fiscal year, the portion of the RevShare attributable to the Measurement Period occurring during the said prior fiscal year.

On the following March 21, or the first business day thereafter, the Issuer will disburse to Investor the said calculated RevShare(s), if any, for each of the said Class A Revenue Share Unit(s) purchased hereunder by Investor. The last such disbursement will occur upon the final payment which attains the cumulative disbursement of the Total Per Unit Defined Return for the said Class A Revenue Share Unit(s).

All payments will be made in U.S. Dollars and by electronic transfer. In order to receive payments, investor must maintain an account with a U.S. financial institution capable to accepting ACH transfers.



OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	Total Proceeds	Net Proceeds
Target Offering	1,000	$10,000	$9,000
Maximum Amount	107,000	$1,070,000	$963,000

Issuer will provide Investor IRS 1099 notices of income, to the extent applicable which notices will be provided on or before the 31st day of each January. Issuer will allocate disbursements between principle and income pursuant to applicable tax law. In order for Issuer to disburse money to investor, investor must provide Issuer with a properly completed Form w-9 (or equivalent if Issuer is a non-U.S. resident).

    2.1.   Buy-Back Option. The Company may terminate this Agreement at any time with or without cause by re-purchasing securities issued through this agreement (such termination right hereinafter referred to as the "Buy-Back Option"). In the event the Company exercises its Buy-Back Option pursuant to this Section 2.1, the Company shall make a one-time payment to the holder (such payment hereinafter referred to as the "Buy-Back Option Fee"). The Buy-Back Option Fee shall be the amount necessary to give the holder of the security the equivalent of a 5x return on their investment including any revenue participation disbursements already received by the holder.

The equation for finding that amount is as follows:

    ([amount of initial investment] x 5) – [all revenue participation disbursements already received by the holder]

In the event the Company exercises its Buy-Back Option, the agreement shall be considered complete.

3.   Miscellaneous

(a) **Severability.** If any one or more of the provisions of this Agreement shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid, illegal or unenforceable provisions had never been contained herein

(b) **Communications in English.** All writings and communications issued by any of the parties to this Agreement shall be drawn up in the English language, and any communications or writings in any language other than English shall not be valid or have any legal effect with respect to this Agreement or with respect to any obligations or rights under, or related to this Agreement.

(c) **Notices:** Notices by Investor to Issuer must be made to its Registered Agent address set out above. Notices by the Issuer to Investor may be made either to the last known electronic address of the Investor or to the last known physical address of the Investor.

(d) **No Stockholder Rights.** Nothing in this Agreement shall be construed to confer on the Investor any rights as an owner of capital stock of the Issuer, including by way of example and not limitation, any right to dividends, any right to vote on the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

(e) **Rules of Construction.** Headings and titles contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement. In the event of any ambiguity in this Agreement, such ambiguity shall be resolved in a manner independent of which party may have drafted this Agreement or the particular language giving rise to such ambiguity and without prejudice to the party who may have drafted this Agreement or the said language.

(f) **Waiver.** Any waiver of any provision of this Agreement must be in writing, and any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any other provision of this Agreement. The failure of a party to insist upon strict adherence to any term of this Agreement



Greenzone Pharms LLC
3 Golf Center #317
Hoffman Estates IL, 60169
630-674-7551

GREENZONE PHARMS

OFFERING STATEMENT

1,000 Revenue Participation Units at $10.00 per Unit			
	# Of Units	*Total Proceeds*	*Net Proceeds*
Target Offering	**1,000**	**$10,000**	**$9,000**
Maximum Amount	**107,000**	**$1,070,000**	**$963,000**

on one or more occasions will not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(h) **Counterpart and Electronic Signatures.** This Agreement and any amendments thereto, may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Such writings, including any counterparts thereto, may be delivered via facsimile, electronic communications (including pdf or electronic signature), or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Investor: ______________________________

Signature: ______________________________

Print Name: ______________________________

Date: ______________________________

Issuer: ______________________________

Signature: ______________________________

Print Name: ______________________________

Date: ______________________________